# NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
BAE SYSTEMS plc



2. Name of shareholder having a major interest

Franklin Resources, Inc. including Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd – 12,882
Bank of New York, London - 4,349,468
Cede, New York - 4,767,424
Citibank Nominees Ltd – 3,225,210
Clydesbank Bank PLC – 4,143,020
Euroclear Bank SA – 95,107
HSBC Bank – 2,778,445
JP Morgan Chase Bank – 111,716,114
Mellon Bank – 16,648,131
Merrill Lynch Intl Ltd - 3,748,885
Northern Trust Company – 5,987,776
Royal Trust Corp. of Canada – 10,554,978
State Street Nominees Ltd – 24,344,946



5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A



7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given at 21 November 2005.

11. Date company informed

22 November 2005

12. Total holding following this notification

192,372,386 ordinary shares

13. Total percentage holding of issued class following this notification

5.9921%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

22 November 2005